UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LSB Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

502160104

(CUSIP Number)

Anthony D. Minella

c/o LSB Funding LLC Legal Department

600 Steamboat Road

Greenwich, CT 06830

1-800-224-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 502160104

1	Name of Reporting Person LSB Funding LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,069,324 shares of Common Stock(1) 1 share of Series F-1 Redeemable Class C Preferred Stock (entitled to a number of votes equal to up to 4,559,971 shares of Common Stock)(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,069,324 shares of Common Stock(1) 1 share of Series F-1 Redeemable Class C Preferred Stock (entitled to a number of votes equal to up to 4,559,971 shares of Common Stock)(2)
	10	Shared Dispositive Power 0

11

  Aggregate Amount Beneficially Owned by Each Reporting Person

  4,069,324 shares of Common Stock(1)

1 share of Series F-1 Redeemable Class C Preferred Stock (entitled to a number of votes equal to up to 4,559,971 shares of Common Stock)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.5% of Common Stock(1)(3) 14.8% of total Common Stock voting power(2)(4)
14	Type of Reporting Person OO

(1)

Represents 4,069,324 shares of common stock, par value $0.10 per share (the “Common Stock”) issued to the Reporting Person upon the cashless exercise of warrants (the “Warrants”) held by the Reporting Person.

(2)

The one share of Series F-1 Redeemable Class C Preferred Stock (the “Series F-1 Preferred Stock”) entitles the Reporting Person to a number of votes equal to 4,559,971 shares (the “Voting Shares”) of Common Stock, provided, that the number of votes that may be cast by the Series F-1 Preferred Stock shall be automatically reduced by a number of votes equal to the number of shares of Common Stock into which the Warrants are exercised (and the number offset in any cashless exercise). Following the cashless exercise of the Warrants, the Reporting Person is entitled to 4,069,324 votes represented by Common Stock plus an additional 456,225 Voting Shares.

(3)	Calculated based on 30,037,749 shares of Common Stock outstanding as of April 23, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.
(4)

Calculated based on (i) 30,037,749 shares of Common Stock outstanding as of April 23, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 plus (ii) 456,225 Voting Shares.

Item 1. Security and Issuer

This statement on Schedule 13D this (“Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116.

This Statement represents Amendment No. 2 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission by LSB Funding LLC (the “Reporting Person”) on December 14, 2015, and amended by Amendment No. 1 to the Schedule 13D (the “Amendment No. 1”), originally filed with the Securities and Exchange Commission by the Reporting Person on May 20, 2016.

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D or Amendment No. 1, as applicable.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 19, 2021, the Reporting Person and the Issuer entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”), pursuant which the Reporting Person and the Issuer agreed to exchange, on the terms and subject to the conditions set forth therein, (a) the 139,768 shares of Series E-1 Cumulative Redeemable Class C Preferred Stock of the Company (the “Series E-1 Preferred Stock”) held by the Reporting Person for shares of Common Stock and (b) the one (1) share of Series F-1 Preferred Stock held by the Reporting Person for shares of Common Stock (the “Series F-1 Preferred Stock” and, together with the Series E-1 Preferred Stock, the “Preferred Stock”), based on the liquidation preference and redemption price, respectively, of the Preferred Stock and a volume weighted average exchange price of $6.16 per share of Common Stock; provided, that the aggregate number of shares of Common Stock issuable pursuant to clauses (a) and (b) above will be reduced by the number of shares of Common Stock that the Reporting Person will receive in respect of the payment of a dividend on the Common Stock described in the Securities Exchange Agreement (such net number of shares of Common Stock to be issued, the “Issued Shares” and such transactions, the “Exchange”). The approximate amount of aggregate liquidation preference as of the date hereof in respect of the Preferred Stock, which liquidation preference would be eliminated if the transactions contemplated by the Securities Exchange Agreement are completed, is approximately $300 million. Assuming completion of the transactions contemplated by the Securities Exchange Agreement and based on the number of shares of Common Stock of the Company outstanding as of March 31, 2021, the Reporting Person would be expected to beneficially own approximately 60% of the Company’s Common Stock, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The closing of the Exchange is subject to stockholder approval by stockholders of the Issuer of the issuance of the Issued Shares in accordance with the rules and regulations of the New York Stock Exchange, stockholder approval by the stockholders of the Issuer other than the Reporting Person and its affiliates, receipt of necessary regulatory approvals (including receipt of any required clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the satisfaction of other closing conditions as provided for in the Securities Exchange Agreement.

The Issuer and the Reporting Person will also, at the closing of the Exchange, enter into certain modifications to the Registration Rights Agreement between the Reporting Person and the Issuer and the Board Representation and Standstill Agreement among the Reporting Person, the Issuer and the other parties thereto, each as described in the Securities Exchange Agreement.

The description of the Securities Exchange Agreement is a summary only and is qualified in its entirety by reference to the text of the Securities Exchange Agreement, which is referenced as Exhibit 1 to this Statement. The Securities Exchange Agreement is incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2021.

Item 5. Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarter ended March 31, 2021, there were 30,037,749 shares of Common Stock outstanding as of April 23, 2021. The Reporting Person held Warrants to purchase 4,103,746 shares of Common Stock, which it exercised on a cashless basis on May 19, 2016, surrendering 34,422 shares of Common Stock in payment of the exercise price, and receiving 4,069,324 shares of Common Stock in connection with such exercise. Accordingly, the Reporting Person beneficially owns Common Stock representing approximately 13.5% of the outstanding Common Stock. The Reporting Person has sole voting and dispositive power over such shares.

Additionally, the Reporting Person beneficially owns one share of Series F-1 Preferred Stock, which entitles the Reporting Person to a number of votes equal to 4,559,971 shares of Common Stock, provided, that the number of votes that may be cast by the Series F-1 Preferred Stock shall be automatically reduced by a number of votes equal to the number of shares of Common Stock into which the Warrants are exercised (and the number offset in any cashless exercise). Accordingly, the Reporting Person holds approximately 14.8% of the voting power represented by the Common Stock.

The descriptions of the Warrant and the Series F-1 Preferred Stock are summaries only and are qualified in their entirety by reference to the text of the Warrant and the Series F-1 Preferred Stock Certificate of Designations, which are referenced in the Original Schedule 13D and Amendment No. 1 and are incorporated by reference, respectively, to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 8, 2015 and Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 19, 2018. The description of the Series E-1 Preferred Stock referenced in Item 4 is a summary only and is qualified in its entirety by reference to the text of the Series E-1 Preferred Stock Certificate of Designations incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 19, 2018.

(c) Except as reported herein, in the Original Schedule 13D and in Amendment No. 1, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Securities Exchange Agreement, dated as of July 19, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 20, 2021

LSB FUNDING LLC

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	Manager

EXHIBIT INDEX

Exhibit 1	Securities Exchange Agreement, dated as of July 19, 2021, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).